Exhibit 99.1

Ming Shing Group Holdings Limited Announces Addition to Board of Directors

Hong Kong, September 24, 2025 – Ming Shing Group Holdings Limited (the “Company” or “Ming Shing”) (NASDAQ: MSW), a Hong Kong-based company mainly engaged in wet trades works whose mission it is to become the leading wet trades works service provider in Hong Kong, announces a significant update in its board of directors (the “Board of Directors”).

Ming Shing is pleased to announce the increase in the size of its Board of Directors by two (2), bringing the total number of directors to seven (7) and the appointment of Han Yan and Qiuxian Qiao to its Board of Directors as the sixth and seventh director and Han Yan’s appointment as the Chief Operating Officer of the Company. Mr. Yan, age 29, has over 9 years of experience in business administration, while Ms. Qiao, age 42, has over 15 years of experience in auditing, finance, risk management and business management. Their expertise will be pivotal to Ming Shing’s future business development.

“We are excited to welcome Han Yan as a member of management and to our Board of Directors and Qiuxian Qiao to our Board of Directors,” stated Wenjin Li, CEO of Ming Shing. “Mr. Yan’s business administration experience and his unique experience in Web3 applications will certainly bring new insights to the Company’s business development. Ms. Qiao’s working experience in auditing, finance, risk management and business management will enhance the Company’s corporate governance by providing oversight of the management.”

About Han Yan and Qiuxian Qiao

Mr. Han Yan, age 29, has over 9 years of experience in business administration. Mr. Yan is the founder and has been the chief executive officer since July 2016 of Mask Network, a platform that integrates Web3 applications such as encrypted communication, decentralized finance, non-fungible tokens, and social tipping into mainstream social media. Mr. Yan is the founder and has been the managing partner since May 2022 of Bonfire Union, a venture capital brand dedicated to support early-stage Web3 projects across infrastructure, gaming artificial intelligence, decentralized finance and decentralized social platforms.

Ms. Qiuxian Qiao, age 42, has over 15 years of experience in auditing, finance, risk management and business management. Ms. Qiao has been a paralegal of Guangdong Zhiheng (Qianhai) Law Firm since November 2023. From November 2021 to August 2023, Ms. Qiao was an executive director and chief investment officer of HSC Resources Group Limited (HKEx: 1850). From January 2016 to November 2021, Ms. Qiao was the chief investment officer and strategic investment manager of Zhong Ji Longevity Science Group Limited (HKEx: 767). From June 2014 to December 2015, Ms. Qiao was a strategic investment manager of XinKong International Capital Holdings Limited (HKEx: 993). From November 2012 to May 2014, Ms. Qiao was a business development manager of Banco Pinto de Magalhães. From February 2012 to November 2012, Ms. Qiao was a risk manager consultancy senior consultant of KPMG Advisory (China) Limited. From September 2009 to January 2012, Ms. Qiao was a financial analyst of IBM (China) Limited. From February 2007 to August 2009, Ms. Qiao was an auditor of PricewaterhouseCoopers (Macau). Ms. Qiao obtained a master of economics from the University of Hong Kong in 2007.

About Ming Shing Group Holdings Limited

Ming Shing Group Holdings Limited is a Hong Kong-based company mainly engaged in wet trades works, such as plastering works, tile laying works, brick laying works, floor screeding works and marble works. With a mission to become the leading wet trades works services provider in Hong Kong, the Company strives to provide quality services that comply with its customers’ quality standards, requirements, and specifications. The Company conducts its business through its two wholly-owned Hong Kong operating subsidiaries, MS (HK) Engineering Limited and MS Engineering Co. Limited. MS (HK) Engineering Limited is a registered subcontractor and a registered specialist trade contractor under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council and undertakes both private and public sector projects, while MS Engineering Co., Limited mainly focuses on private sector projects. For more information, please visit the Company’s website: https://ir.ms100.com.hk.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “propose”, “seek”, “should”, “will”, “would” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Ming Shing Group Holdings Limited

Investor Relations Department

Email: ir@ms100.com.hk